William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4351
wgleeson@appliedminerals.com

December 19, 2013

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention:  James Lopez

Re: Applied Minerals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2013
File No. 333-191532

Dear Mr. Lopez:

We have filed an amended registration statement.

A.  Below are responses to oral comments that you provided to me on December 1, 2013.

1. We have added a section entitled “Related Party Transactions,” which sets forth information about transactions with funds that David Taft, a director, manages.

2.  We have added a section in the summary about the antidilution provisions cross-referring to “The Offering” section, where we have put detailed information about the mechanics of the reset provisions.

B.  We note in relation to the October 23, 2013 comment letter that:

Comment No. 3

Please note that we will need adequate time to review the legal opinion before accelerating effectiveness, and we may have comments on the legal opinion once it is filed.

A proposed opinion was filed with the response to your comment letter of October 23, 2013.  The opinion is filed with Amendment No. 1.

Comment No. 4

Please clarify here, in the Prospectus Summary and in footnote disclosure to the registration fee table how the company determined to register 19,899,733 shares of common stock. In this regard, please indicate how you estimated the number of additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. In addition, please confirm that the company is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.18.

Proposed language was included in the response to the October 23, 2013 comment letter.  That language is included in Amendment No. 1.

Comment No. 5

Please revise your tabular disclosure to include all the information required by Item 701 of Regulation S-K for each transaction. In that regard, please also clarify whether these sales were distinct transactions or made on a continuing basis.

Language consistent with the language furnished in the response to comment No. 6 in the October 23, 2013 comment letter is included in Amendment No. 1.

Comment No. 6

We note your disclosure that with respect to the sale of unregistered securities included in your tabular disclosure, “all transactions were deemed exempt from registration pursuant to Section 4(2) of the Securities Act, and Regulation D promulgated under the Securities Act at the time of sale.” Please disclose the facts supporting your reliance upon each exemption. In addition, please advise us why it appears that the company did not file a Form D with the Commission for any of these transactions.

Language consistent with the language furnished in the response to comment No. 6 in the October 23, 2013 comment letter is included in Amendment No. 1.

Comment No. 7

Please include the undertaking required by Item 512(e) of Regulation S-K.

The undertaking required by Item 512(e) is included in Amendment No. 1.

Very truly yours,

/s/ William Gleeson

William Gleeson